Exhibit 21.1
Nordstrom, Inc. and Subsidiaries
Significant Subsidiaries of the Registrant
As of and for the fiscal year ended February 3, 2024

Name of Subsidiary	Jurisdiction of Incorporation
Nordstrom Card Services, Inc.	Delaware
Nordstrom International Limited[1]	Washington
1 On March 2, 2023, Nordstrom Canada commenced a wind-down of its business operations (see Note 2: Canada Wind-down in Item 8 of the 2023 Annual Report on Form 10-K) and as of this date, Nordstrom Canada was deconsolidated from Nordstrom, Inc.’s financial statements. Prior to deconsolidation, Nordstrom International Limited included the Company's investment in Nordstrom Canada.